# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SURMODICS INC, CIK 0000924717
CUSIP: 868873100
Title of class of securities: Common Stock, $0.05 par value
Address of issuer's principal executive offices: 9924 W 74TH ST, 9924 W 74TH ST, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 11/19/2025
Amends the filing with accession number 0000807249-25-000041
Filed by CIK 0000807249
Persons authorized to receive notices and communications: DAVID GOLDMAN, GAMCO INVESTORS, INC., ONE CORPORATE CENTER, RYE, New York (NY), 10580, 9149215000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI & Co INVESTMENT ADVISERS, INC. (CIK 0000932724): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.05 par value
Name of issuer: SURMODICS INC
Address of issuer's principal executive offices: 9924 W 74TH ST, 9924 W 74TH ST, EDEN PRAIRIE, Minnesota (MN), 55344

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), Keeley-Teton Advisors, LLC (Keeley-Teton), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Wyoming limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mites Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.

Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The Teton Westwood Smallcap Equity Fund, The Keeley Small Cap Dividend Value Fund, The Keeley Small-Mid Cap Value Fund, and The Keeley Mid Cap Dividend Value Fund, as well as to institutional and individual clients.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and Keeley-Teton Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons file the long form Schedule 13D pursuant to Section 13d-1 of the Securities Exchange Act of 1934 (the "Act") even though they may be technically eligible to file the short form Schedule G. Because the Reporting Persons may regularly communicate with the Issuer's management, filing the Schedule 13D ensures that these conversations are compliant with the reporting obligations under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the completion of the acquisition of the Issuer by an affiliate of GTCR LLC, the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Funds shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

ASSOCIATED CAPITAL GROUP, INC.
11/19/2025 -8,607 43.0000
11/18/2025 50 42.0300
11/14/2025 50 41.3910
11/14/2025 157 41.4418
11/13/2025 100 41.3969
11/12/2025 150 40.9820
11/11/2025 5,800 40.9126

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
GABELLI ASSOCIATES FUND II
11/19/2025 -15,208 43.0000
11/18/2025 100 42.0300
11/14/2025 50 41.3910
11/14/2025 300 41.4418
11/13/2025 100 41.3969
11/12/2025 200 40.9820
11/11/2025 700 40.9126
11/10/2025 -500 26.9733
GABELLI ASSOCIATES FUND
11/19/2025 -44,703 43.0000
11/18/2025 300 42.0300
11/14/2025 150 41.3910
11/14/2025 750 41.4418
11/13/2025 300 41.3969
11/12/2025 650 40.9820
11/11/2025 2,150 40.9126
11/10/2025 -1,650 26.9733
GABELLI ASSOCIATES LIMITED II E
11/19/2025 -27,459 43.0000
11/18/2025 250 42.0300
11/14/2025 50 41.3910
11/14/2025 450 41.4418
11/13/2025 200 41.3969
11/12/2025 400 40.9820
11/11/2025 1,300 40.9126
11/10/2025 -950 26.9733
GABELLI ASSOCIATES LIMITED
11/19/2025 -81,165 43.0000
11/18/2025 600 42.0300
11/14/2025 250 41.3910
11/14/2025 1,350 41.4418
11/13/2025 3,800 41.3969
11/12/2025 1,800 40.9820
11/10/2025 -3,400 26.9733
10/9/2025 -500 28.8256
10/2/2025 -500 30.0000

GABELLI FOUNDATION, INC.
11/17/2025 -3,000 42.8311
11/14/2025 -1,000 41.5500
11/13/2025 -6,000 41.3880
11/12/2025 -2,000 41.3204
11/11/2025 -2,000 40.9055
10/30/2025 1,000 26.8800
10/29/2025 1,000 27.2500
10/22/2025 1,000 28.2000
10/20/2025 500 28.0500
10/2/2025 500 29.9000
9/22/2025 200 32.1500

GABELLI FUNDS, LLC
GABELLI ABC FUND
11/19/2025 -77,000 43.0000
11/18/2025 2,000 42.9697
11/17/2025 -25,000 42.8617
10/15/2025 3,000 27.6000
9/30/2025 2,000 29.9200
9/19/2025 800 32.3300
COMSTOCK CAPITAL VALUE FUND
11/19/2025 -3,250 43.0000
11/14/2025 250 41.4418
11/12/2025 250 40.9820
11/11/2025 250 40.9126
GABELLI ENTERPRISE M&A FUND
11/19/2025 -17,000 43.0000
11/18/2025 2,000 42.9697
11/17/2025 -15,000 42.8581
10/2/2025 500 29.9000
9/30/2025 300 29.9450
9/18/2025 300 32.0000
GABELLI MERCHANT PARTNERS PLC
11/19/2025 -18,000 43.0000
11/10/2025 -1,850 26.9733
11/10/2025 -1,000 27.5748
10/9/2025 -500 28.8256
10/2/2025 -500 30.0000
GAMCO MERGER ARBITRAGE UCITS
11/19/2025 -151,748 43.0000
11/18/2025 1,200 42.0300
11/14/2025 450 41.3910
11/14/2025 2,550 41.4418
11/13/2025 1,427 41.3969
11/12/2025 2,150 40.9820
11/11/2025 7,300 40.9126
11/10/2025 -350 26.9733
GDL FUND
11/19/2025 -41,700 43.0000
GABELLI SMALL & MIDCAP VALUE TRUST
11/19/2025 -3,700 43.0000
GABELLI HEALTHCARE & WELLNESS TRUST
11/19/2025 -10,000 43.0000
11/17/2025 -11,000 42.8647
11/12/2025 -4,000 41.4400
11/11/2025 -6,000 40.7277
11/10/2025 1,000 26.1788
10/24/2025 1,000 27.2633
10/23/2025 1,000 27.0959
GABELLI SMALL CAP GROWTH FUND
11/19/2025 -15,000 43.0000
11/17/2025 -4,500 42.8622
11/12/2025 -800 41.1000

GAMCO ASSET MANAGEMENT INC.
11/19/2025 -40,000 43.0000
11/18/2025 2,000 42.9700
11/17/2025 -60,000 42.8486
11/17/2025 -12,000 42.8650
11/12/2025 -6,000 41.1100
11/11/2025 -6,000 40.8157
10/31/2025 400 27.1500
10/27/2025 3,000 27.0500
10/22/2025 1,000 28.2500
10/3/2025 3,000 29.8000
9/23/2025 800 31.4000

GAMCO INVESTORS, INC.
11/19/2025 -100,000 43.0000
11/18/2025 100,000 42.9800

THE TRANSACTIONS ON 11/19/2025 ARE A RESULT OF THE
COMPLETION OF THE ACQUISITION OF THE ISSUER BY AN
AFFILIATE OF GTCR LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer on November 19, 2025.

## Signatures
- GAMCO INVESTORS, INC. ET AL: PETER D. GOLDSTEIN, CHIEF LEGAL OFFICER (11/20/2025)
- GABELLI FUNDS LLC: DAVID GOLDMAN, GENERAL COUNSEL (11/20/2025)
- GAMCO Asset Management Inc.: DOUGLAS R. JAMIESON, PRESIDENT (11/20/2025)
- GABELLI & Co INVESTMENT ADVISERS, INC.: DOUGLAS R. JAMIESON, PRESIDENT (11/20/2025)
- GGCP, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (11/20/2025)
- Associated Capital Group, Inc.: PETER D. GOLDSTEIN, CHIEF LEGAL OFFICER (11/20/2025)
- GABELLI MARIO J: DAVID GOLDMAN, ATTORNEY-IN-FACT (11/20/2025)